SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM 10-SB
                           Amendment 3

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                   New Horizon Education, Inc.
         (Name of Small Business Issuer in its charter)

     Utah
                                             87-0319410
(State or other jurisdiction of   (I.R.S. Employer Identification No.)
incorporation or organization)

2250 W. Center Street, Springville, UT       84663
(Address of principal executive offices)    (Zip Code)

Issuer's telephone number:  801-489-0222

Securities to be registered under Section 12(b) of the Act:

     Title of each class           Name of each exchange on which
     to be so registered           Each class is to be registered

_____________________________      ______________________________
_____________________________      ______________________________

Securities to be registered under Section 12(g) of the Act:

        Common, no par value
          (Title of Class)

ITEM NUMBER AND CAPTION                                            Page

Part I

1. Description of Business                                          3

2. Management's Discussion and Analysis or Plan of Operations       6

3. Description of Properties                                        8

4. Security Ownership of Certain Beneficial Owners  and Management  8

5. Directors, Executive Officers, Promoters and Control Persons     9

6. Executive Compensation                                          10

7. Certain Relationships and Related Transactions                  11

8. Description of Securities                                       11

Part II

1. Market Price of and Dividends on the Registrant's               12
    Common Equity and Related Stockholder Matters

2. Legal Proceedings                                               13

3. Changes in and Disagreements with Accountants                   14

4. Recent Sales of Unregistered Securities                         14

5. Indemnification of Directors and Officers                       15

Part F/S  Financial Statements                                     16

Part III

1. Index to Exhibits                                               16

2. Description of Exhibits                                         16

Signatures                                                         17

         INFORMATION REQUIRED IN REGISTRATION STATEMENT

     This Form 10-SB contains certain forward-looking statements. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may", "will", "expect", "believe", "anticipate", "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company's chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships.

     The Company is voluntarily filing this Registration
Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

                             PART I

Item 1.  Description of Business.

     The Company originally incorporated in the State of Utah on May 9, 1972, under the name High-Line Investment & Development Company. In 1977, the Company changed its name to Gayle Industries, Inc. In 1978 the Company merged into its subsidiary Swing Bike and kept the Swing Bike name. In 1979 the Company changed its name to Horizon Energy Corp. In 1992 the Company changed its name to Millennium Entertainment Corp. And in 1993 the Company changed its name to New Horizon Education, Inc.
Later that year, the Company formed a new subsidiary, Sunset Horizon, Inc. for the purpose of merging with Ruff Network Marketing, Inc., and began marketing computer education programs. Sunset Horizon, Inc. owned rights to market the computer education programs and Ruff Network Marketing, Inc. provided the marketing network. The Company was not successful in its marketing operations and in 1995 the Company sold its assets and ceased operations leaving both the parent Company and its subsidiary with no operations. In 1997, the Company sold the subsidiary. The Company has not had active business operations since 1995, and is considered to have re-entered the development stage as of January 1, 1998.

     In June of 2000, the shareholders authorized a fifty (50) to one (1) reverse split in an attempt to attract business opportunities and to potentially develop a greater liquidity for the shares of the Company. Holders of fractional shares were paid a fair market value by the Company with a check sent to the shareholder's last known address. Returned checks are being held by Company's counsel in an escrow account pursuant to Utah law.

     Because we are a development stage company with a plan to engage in a merger or acquisition with an unidentified company or companies, we are considered a blank check company. Management has determined that because it has not had any operations for the past

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

five years and it does not currently have any business to pursue, that it would be advisable to seek an opportunity that might generate value for shareholders.

     The Company intends to seek, investigate, and if warranted, acquire an interest in a business opportunity. The Company does not intend to conduct any other operations while it is investigating potential business opportunities. The Company does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Company has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors. The Company does not currently have any potential business opportunity in mind nor has it entered any discussions or negotiations with any potential business.

     The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgment. There is no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its shareholders.

     The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that the Company has no specific business and may acquire or participate in a business opportunity based on the decision of management which will, because management holds a majority of the outstanding stock, be able to approve transactions that require shareholder approval without seeking the approval of the rest of the stockholders.

Sources of Opportunities

     It is anticipated that business opportunities may be available to the Company from various sources, including its officers and directors, professional advisers, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.

     The Company's President, Mr. White, has extensive business experience and as a result, has developed a strong network with other business professionals. The Company believes that Mr. White's contacts may provide business opportunities that may be attractive to the Company. In addition, the Company's Secretary, Mrs. Angela White and the Company's director, Ms. Loretta Hullinger have established extensive business contacts through their prior and present business experience and may introduce opportunities to the Company.

     The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people.
Although the Company does not anticipate engaging professional firms specializing in business acquisitions or reorganizations, if management deems it in the best interests of the Company, such firms may be retained. In some instances, the Company may publish notices or advertisements seeking a potential business opportunity in financial or trade publications.

     The Company has no current intention to acquire or merge with a business opportunity in which promoters, management or their affiliates or associates directly or indirectly have any ownership interest. The Company does not have any specific policy against such a transaction. Should the Company enter into a transaction that directly or indirectly benefits any promoter, management or their affiliates, the matter will be submitted to a vote of non-interested shareholders pursuant to the Company's by-laws and Utah corporate law.

Criteria

     The Company will not restrict its search to any particular business, industry or geographical location. The Company may acquire a business opportunity or enter into a business agreement in any industry and in any stage of development. The Company may enter into a business or opportunity involving a Astart up@ or new company. The Company may acquire a business opportunity in various stages of its operation.

     In seeking a business venture, the decision of management of the Company will not be controlled by an attempt to take advantage of an anticipated or perceived appeal of a specific industry, management group, or product or industry, but will be based upon the business objective of seeking long-term capital appreciation of the Company.

     In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; the history of operations, if any; prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of the management; the potential for further research, development or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, trade or service marks, name identification; and other relevant factors.

     Generally, the Company will analyze all available factors in the circumstances and make a determination based upon a composite of available facts, without reliance upon any single factor as controlling.

Methods of Participation of Acquisition

     Specific business opportunities will be reviewed and, on the basis of that review, the legal structure or method of participation deemed by management to be suitable will be selected. Such structures and methods may include, but are not limited to, leases, purchase and sale agreements, licenses, joint ventures, other contractual arrangements, and may involve a reorganization, merger or consolidation transaction. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization.

Procedures

     As part of the Company=s investigation of business opportunities, officers and directors may meet personally with management and key personnel of the firm sponsoring the business opportunity, visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and conduct other reasonable measures.

     The Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of product, service and company history; management resumes; financial information; available projections with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks or service marks or rights thereto; present and proposed forms of compensation to management; a description of transactions between the prospective entity and its affiliates; relevant analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; and other information deemed relevant.

Competition

     The Company expects to encounter substantial competition in its efforts to acquire a business opportunity. The primary competition is from other companies organized and funded for similar purposes, small venture capital partnerships and corporations, small business investment companies and wealthy individuals.

Employees

     The Company has no full time employees. The Company's president has agreed to allocate a portion of his time to the activities of the Company. The president anticipates that the business plan of the Company can be implemented by him devoting approximately 100 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.

Reports to Security Holders.

     Prior to the filing of this registration statement on Form 10-SB, the Company was not subject to the reporting requirements of Section 12(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company, which may be viewed at

Item 2.  Management's Plan of Operation

     At March 31, 2001, the Company had $1,989 in cash. The Company believes that it has sufficient cash on hand to satisfy its administrative needs for the next twelve months. Should the Company obtain a business opportunity, it may be necessary to raise additional capital. This may be accomplished by selling common stock of the Company, taking loans from the officers or seeking other forms of debt financing.

     The Company was previously in the business of marketing computer related educational systems. It ceased operations in 1995 and has generated no revenue from operations for the past two fiscal years. Currently, the Company has no ongoing operations, and has no material commitments for capital expenditures for the next twelve months.

     Management of the Company intends to actively seek business opportunities for the Company during the next twelve months.

Management's Discussion and Analysis

Results of Operations for the period ending December 31, 2000 and
1999

     The Company did not generate any revenue for the periods ending December 31, 2000 and 1999. General and administrative expenses were $101,058 for the period ending December 31, 2000 and $29,120 for the period ending December 31, 1999. The increase in expenses is due to the Company bringing itself current in its corporate status, audit fees and legal expenses involved in filing the Company's Form 10-SB registration statement.

     The Company also experienced a loss on the sale of securities in the amount of $57,441 for the period ended December
31, 2000 and in the amount of $80,000 for the period ending
December 31, 1999.

     Expenses and loss on the sale of securities resulted in the Company having a net loss of $158,499 for the period ended December 31, 2000 compared to a net loss of $109,120 for the period ended December 31, 1999 and a cumulative net loss of $279,647 from the re-entering of Development Stage on January 1,1998 through December 31, 2000.

     Net cash used in operations was $85,387 for the period ended December 31, 2000 compared to $25,552 for the period ended December 31, 1999. Net cash provided by investing activities was $38,314 during the year ended December 31, 2000 and $20,000 for the year ended December 31, 1999. Net cash provided by financing activities was $48,859 for the year ended December 31, 2000 compared to $11,578 for the year ended December 31, 1999.

     The Company had $7,909 in cash as of December 31, 2000 as compared to $6,123 as of December 31, 1999.

Results of Operations for the Period Ended March 31, 2001 and
2000

     The Company did not generate any revenue during the first quarter of 2001. Total expenses were $17,819 for the period ended March 31, 2001 compared to $13,448 for the same period of 2000.

     The Company realized a net loss of $17,819 for the period ended March 31, 2001 compared to a net loss of $13,448 for the period ended March 31, 2000. Cumulative net loss from the re-entering of the Development Stage on January 1, 1998 through March 31, 2001 is $1,410,025.

     Net cash used in operations was $20,920 for the period ended March 31, 2001 compared to $10,672 for the period ended March 31, 2000. Net cash provided by financing activities was $15,000 for the period ended March 31, 2001 compared to $11,359 for the period ended March 31, 2000.

     The Company had $1,989 in cash as of March 31, 2001 as compared to $7,909 as of March 31, 2000.

Item 3.  Description of Property

     The Company does not currently own any property.  The
Company rents office space on a month to month basis for $100 per month, located at 2250 West Center Street, Springville, UT 84663.
This arrangement is expected to continue until such time as the Company becomes involved in a business opportunity that necessitates expansion or relocation.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management; Changes in Control

     The following table sets forth as of August 2, 2001, the name and the number of shares of the Registrant's Common Stock, no par value, held of record or was known by the Registrant to own beneficially more than 5% of the 3,656,863 issued and outstanding shares of the Registrant's Common Stock, and the name and shareholdings of each officer and director individually and of all officers and directors as a group.

              Name and Address of     Amount and     Percentage
  Title of      Beneficial Owner      Nature of       of Class
    Class             (1)             Beneficial
                                      Ownership
Common     Angela G. White (2)(3)      1,530,000       41.83%
           2250 W. Center Street,
           Springville, UT 84663

Common     Steven L. White (2)(3)      1,530,000       41.83%
           2250 W. Center Street,
           Springville, UT 84663

Common     Loretta Jean Hullinger(3)     750,000        20.50%
           178 S. 350 W.
           Mona,  UT  84645

Common     Officers, Directors         2,280,000        62.34%
           and Nominees as a Group:
              3 persons

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

  (1) For purposes of this table, a beneficial owner is one who, directly or indirectly, has or shares with others (a) the power to vote or direct the voting of the Voting Stock (b) investment power with respect to the Voting Stock which includes the power to dispose or direct the disposition of the Voting Stock.

  (2)  Steven L. White and Angela G. White are husband and wife.
       The shares are held individually in the name of Steven L. White, however because of the spousal relationship, Angela G. White is also considered to have beneficial ownership of the shares.

  (3)  Officer and/or director of the Company.

There are no contracts or other arrangements that could result in a change of control of the Company.

Item  5.   Directors, Executive Officers, Promoters  and  Control
Persons.

     The following table sets forth as of August 2, 2001, the name, age, and position of each executive officer and director and the term of office for each director of the Company.

Name                   Age  Position                   Since

Steven L. White        46   Officer and Director       July 1998
Angela G. White        44   Officer and Director       July 1998
Loretta Jean Hullinger 53   Director                   December 2000

     All officers hold their positions at the will of the Board of Directors. All directors hold their positions for one year or until their successors are duly elected and qualified.

     The following is a brief biography of the officers and directors.

     Steven L. White, President and Director. Mr. White earned his Bachelor of Science Degree from Brigham Young University in 1980 with a major in Accounting and a Minor in English. He is a member of the American Institute of Certified Public Accountants and has been employed by one national and two local CPA firms. Since 1983, Mr. White has been employed in private accounting and has been the controller of several small businesses which include Phoenix Ink, LLC, a financial newsletter publisher, from 1999 to present; HomeQuest, Inc., an educational software marketing company, from 1993 to 1998; InfoLink Technologies, Inc., a software development company, from 1991 to 1992; Jefferson Institute, Inc., an investment seminar company, from 1986 to 1990; and Video Ventures, Inc., a publicly held video rental company, from 1983 to 1985.

     Angela G. White, Secretary and Director. Mrs. White's primary and full time occupation for the last five years has been that of a full time homemaker. Mrs. White is married to the other officer and director of the Company, Steven L. White. In addition, to her full time

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

occupation as a homemaker, Mrs. White is a licensed practical nurse and has been employed with Intermountain Health Care at its Utah Valley Regional Medical Center since 1996.

     Loretta Jean Hullinger, Director. Ms. Hullinger has been the operations manager for a horse ranch, the Wagon Wheel Ranch, for the past five years where she directs and oversees the training, feeding, breeding and raising of racehorses. Ms. Hullinger schedules the employees and directs their daily duties at the horse ranch. Ms. Hullinger has been involved in this line of business for the majority of her working career.

Involvement in Certain Legal Proceedings

  No director, executive officer, promoter or control person of the Company has been involved in any of the following events during the past five years:

  a. Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

  b. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

  c. Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

  d. Being found by a court of competent jurisdiction (in a civil action) , the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Item 6.  Executive Compensation.

     The Company has no formal arrangements for the remuneration of its officers and directors, except that they will receive reimbursement for actual, demonstrable out-of-pocket expenses, including travel expenses, if any, made on the Company's behalf in the investigation of business opportunities.

     Although there is no formal arrangement, the Company paid Steven L. White an annual salary of $4,800, $23,000 and $55,775 for the fiscal years ended December 31, 1998, 1999 and 2000 respectively, for services rendered on behalf of the Company as President. Mr. White also received 30,000 shares of common stock valued at $1,500 for services during 1998. Mr. White's compensation is for management services to the Company and is an amount below current market rates paid for executives in similar situations and was set as a fixed annual compensation amount by the board of directors. Mr. White has received no other compensation in the form of bonuses, options, warrants, stocks, awards or any other conceivable form of annual or long-term compensation.

Employment Contracts, Termination of Employment and Change in
Control

     There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person which would in any way result in payments toany person because of employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

     Directors of the Company receive an annual payment of $500 each for their service as a board member.

Item 7.  Certain Relationships and Related Transactions.

     In 1999, the Company had advanced $1,770 for payroll taxes that were paid on behalf of Steven L. White, an officer and a director of the Company. In December 2000, Mr. White repaid the advance with no interest.

Item 8.  Description of the Securities.

     The Company is presently authorized to issue 100,000,000 shares of no par value common stock. All shares, when issued, will be fully paid and non-assessable. All shares are equal to each other with respect to liquidation and dividend rights. Holders of voting shares are entitled to one vote for each share they own at any shareholders' meeting.

     Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available there for, and upon liquidation are entitled to participate pro-rata in a distribution of assets available for such distribution to shareholders. There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares.

     The common stock of the Company does not have cumulative voting rights, which means that the holders of more than 50% of the voting shares voting for election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than 50% will not be able to elect any directors.

     The Company has appointed Alpha Tech Stock Transfer Business
Trust, 929 East Spiers Lane, Draper, Utah 84020, telephone number
(801) 571-5118, as the transfer agent and registrar for the Company's securities.

     Currently the Company's common shares are subject to Rule 15g-1 through Rule 15g-9, which provides, generally, that for as long as the bid price for the Shares is less than $5.00, they will be considered low priced securities under rules promulgated under the Exchange Act. Under these rules, broker-dealers participating in transactions in low priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer's duties, the customer's rights and remedies, and certain market and other information, and make a suitability determination approving the customer for low priced stock transactions based on the customer's financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer and obtain specific written consent of the customer, and provide monthly account statements to the customer. Under certain circumstances, the purchaser may enjoy the right to rescind the transaction within a certain period of time. Consequently, so long as the common stock is a designated security under the Rule, the ability of broker-dealers to effect certain trades may be affected adversely, thereby impeding the development of a meaningful market in the common stock. The likely effect of these restrictions will be a decrease in the willingness of broker-dealers to make a market in the stock, decreased liquidity of the stock and increased transaction costs for sales and purchases of the stock as compared to other securities.

                             PART II

Item 1.  Market Price of and Dividends on the Registrant's Common
Equity and Other Shareholder Matters.

     The Company's common stock is listed on the Pink Sheets under the symbol "NHZN". At August 2 , 2001 the Company had 561 shareholders holding 3,656,863 shares of common stock. The following table shows the highs and lows of the closing bid and ask on the Company's stock for fiscal years 1998, 1999, 2000 and the first two quarters of 2001.

   YEAR             CLOSING BID               CLOSING ASK
   1998          HIGH         LOW          HIGH          LOW

First Quarter   .001         .001         .10           .10

Second Quarter  .001         .001         .10           .10

Third Quarter   .001         .001         .10           .10

Fourth Quarter  .001         .001         .10           .04

   1999
First Quarter    .04          .001        .53125         .04

Second Quarter   .02          .01          .10           .03

Third Quarter    .03          .01          .08           .02

Fourth Quarter   .02          .01          .09           .03

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

   2000
First Quarter    .02          .02          .25           .04

Second Quarter   .01          .01          .25           .03

July 3 to        .01          .005         .03           .01
   July 28

July 31 to       .03          .03           1            .25
 September 30(1)

Fourth Quarter   .03          .03           1            .50

   2001
First Quarter    .03          .03           1           .9375

Second Quarter   .03          .03           1            .93


(1) July 31, 2000 to September 25, 2000 represents the listing price of the Company's stock after a fifty (50) for one (1) reverse stock split.

     The above quotations, as provided by the National Quotation
Bureau, LLC, represent prices between dealers and do not include retail markup, markdown or commission. In addition, these quotations do not represent actual transactions.

     The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future. The Company's ability to pay dividends is subject to limitations imposed by Utah law. Under
Section 16-10a-640 of the Utah Revised Business Corporation Act, dividends maybe paid to the extent that the corporation's assets exceed its liabilities and it is able to pay its debts as they become due in the usual course of business and does not affect preferential shareholders rights upon dissolution.

Item 2.  Legal Proceedings.

     No legal proceedings are pending against the Company or any of its officers or directors. There is a potential for litigation in relation to the Company's wholly owned subsidiary that was sold in 1997. The agreement required the Company to pay $5,500 in payroll taxes in exchange for approximately $180,000 in debt relief. If the sold subsidiary does not pay off its debt, the Company may be named as a co-defendant with the sold subsidiary. Management believes that all corporate formalities regarding wholly owned subsidiaries were strictly followed. Further, the Company does not believe it is liable for any of the sold subsidiary's liabilities, and does not anticipate any claims being made against it.

     Furthermore, none of the Company's officers or directors or affiliates of the Company are parties against the Company or have any material interests in actions that are adverse to the Company's interests.

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

Item 3.  Changes in and Disagreements with Accountants.

     None.

Item 4.  Recent Sales of Unregistered Securities.

     The following is a detailed list of securities sold by the Company within the past three years without registration under the Securities Act. All issuances are numerically reported in post-split form.

     In February of 1998 the Company issued 110,000 shares of common stock to an entity for debt relief in the amount of $5,500. The shares were issued to an accredited investor in a private transaction that did not involve any public solicitation or sales and without registration in reliance on the exemption provided by 4(2) of the Securities Act.

     In June of 1998, the Company issued 200,000 shares of common stock to an entity for cash in the amount of $10,000. The shares were issued to an accredited investor in a private transaction that did not involve any public solicitation or sales and without registration in reliance on the exemption provided by 4(2) of the Securities Act.

     In June of 1998, the Company issued 30,000 shares of common stock to an individual for services rendered and valued in the amount of $1,500. The shares were issued in a private transaction that did not involve any public solicitation or sales and without registration in reliance on the exemption provided by 4(2) of the Securities Act.

     In 1999, the Company issued 231,552 shares of common stock to an entity for cash in the amount of $11,578. The shares were issued to an accredited investor in a private transaction that did no involve any public solicitation or sales and without registration in reliance on the exemption provided by 4(2) of the Securities Act.

     In February 2000, the Company issued 77,184 shares of common stock to an entity for cash in the amount of $3,859. The shares were issued to an accredited investor in a private transaction that did no involve any public solicitation or sales and without registration in reliance on the exemption provided by 4(2) of the Securities Act.

     In March of 2000, the Company issued 100,000 shares of common stock to an entity for cash in the amount of $5,000. The shares were issued to an accredited investor in a private transaction that did not involve any public solicitation or sales and without registration in reliance on the exemption provided by 4(2) of the Securities Act.

     In March of 2000, the Company issued 50,000 shares of common stock to an individual for cash in the amount of $2,500. The shares were issued to an accredited investor in a private transaction that did not involve any public solicitation or sales and without registration in reliance on the exemption provided by 4(2) of the Securities Act.

     In June of 2000, the Company issued 50,000 shares of common stock to an entity for cash in the amount of $2,500. The shares were issued in a private transaction that did not involve any public solicitation or sales and without registration in reliance on the exemption provided by 4(2) of the Securities Act.

     In July of 2000, the Company issued 100,000 shares of common stock to an entity for cash in the amount of $5,000. The shares were issued in a private transaction that did not involve any public solicitation or sales and without registration in reliance on the exemption provided by 4(2) of the Securities Act.

     In August of 2000, the Company issued 1,500,000 shares of common stock to an officer of the Company for cash in the amount of $30,000. The shares were issued in a private transaction that did not involve any public solicitation or sales and without registration in reliance on the exemption provided by 4(2) of the Securities Act.

     In January of 2001, the Company issued 7,500,000 shares to an accredited investor for cash in the amount of $15,000. The shares were issued in a private transaction that did not involve any public solicitation or sales and without registration in reliance on the exemption provided by 4(2) of the Securities Act. In August 2001, the directors agreed to amend the original agreement reducing the amount of shares purchased to 750,000 and that such amendment to the agreement be retroactive to January 2001.

     For all sales of unregistered securities, the investor was either an accredited investor as that term is defined by Rule 501 of Regulation D, or was a sophisticated investor and had access to all material information regarding the Company. No public solicitations were made by the Company and no commissions were paid on any of the securities sales.

Item 5.  Indemnification of Directors and Officers.

     The Company's Articles of Incorporation provides indemnification for its officers and directors as follows:

     Article IX. The Company shall indemnify to the fullest extent allowable under the Utah Revised Business Corporation Act, any and all persons who may serve at any time as directors or officers of the Company, against any and all expenses, including amounts paid upon judgments, counsel fees and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by such persons in connection with the defense or settlement of any claim, action, or suit which may be asserted against or any of them, by reason of being or having been directors or officers of the Company. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of shareholders or otherwise.

     Furthermore, Section 16-10a-903 of the Utah Revised Corporation Act mandates indemnification, and states "[u]nless limited by its articles of incorporation, a corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or matter in the proceeding, to which he was a party because he is or was a director of the corporation, against reasonable expenses incurred by him in connection with the proceeding or claim with respect to which he has been successful." U.C.A. 1953 16-10a-903 .

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the Company pursuant to the provisions of the Company's Certificate of Incorporation, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                            PART F/S

     The financial statements of the Company appear at the end of this registration statement beginning with the Index to Financial
Statements on page 18.

                            PART III

Item 1 and 2.  Index to and Description of Exhibits.

Exhibit   SEC Ref.
Number     No.     Title of Document                   Location

  1      3(i)      Articles of Incorporation filed      *
                   March 9, 1972.

  2      3(i)      Amendment to Articles of             *
                   Incorporation of the Company to
                   change the name to Gayle
                   Industries, Inc. dated May 18,
                   1977.

  3       2       Plan and Articles of Merger of a     *
                  Subsidiary Corporation (Swing Bike)
                  into the Company thereby changing
                  the name of the Company to Swing
                  Bike dated January 11, 1978.

  4      3(i)     Amendment to Articles of             *
                  Incorporation of the Company
                  changing the name to Horizon Energy
                  Corporation dated December 19,
                  1979.

  5      3(i)    Amendment to Articled of             *
                 Incorporation of the Company
                 authorizing 100,000,000 shares of
                 common no par value stock dated
                 August 18, 1989.

  6      3(i)    Amendment to Articles of             *
                 Incorporation of the Company
                 changing the name to Millennium
                 Entertainment Corp. dated December
                 10, 1992.

  7      3(i)    Amendment to Articles of             *
                 Incorporation of the Company
                 changing the name to New Horizon
                 Education, Inc. dated May 28, 1993.

  8      3(i)    Amendment to Articles of             *
                 Incorporation of the Company
                 authorizing a one (1) for fifty
                 (50) reverse stock split dated
                 September 27, 2000.

  9      3(i)    Amended and Restated Articles of     *
                 Incorporation dated December 26,
                 2000.

  10    3(ii)    By-Laws                              **

*  Incorporated by reference to the Form 10-SB filed on  December
29, 2000
**Incorporated  by reference to the Form 10-SB/A filed  on  April
27, 2001

                           SIGNATURES

In  accordance with Section 12 of the Securities Exchange Act  of
1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.

                              NEW HORIZON EDUCATION, INC.




Date:  August 6, 2001        By: /s/  Steven  L. White
                                   Steven L. White
                                   President and Director

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                            CONTENTS
                                                                   PAGE

        -  Independent Auditors' Report                             19

        -    Balance Sheet, December 31, 2000                       20

        -    Statements of Operations, for the years ended
            December 31, 2000 and 1999 and from the
             re-entering of development stage on January 1,
             1998 through December 31, 2000                         21

        -    Statements of Comprehensive Income (Loss),
            for the years ended December 31, 2000 and
            1999 and from the re-entering of development
            stage on January 1, 1998 through December 31,
            2000                                                    22

        -    Statement of Stockholders' Equity (Deficit), from
            the re-entering of the development stage on
             January 1, 1998 through December 31, 2000              23

        -  Statements of Cash Flows, for the years ended
             December 31, 2000 and 1999 and from the
             re-entering of development stage on January 1,
             1998 through December 31, 2000                         24

        -  Notes to Financial Statements                            26

        -    Unaudited Condensed Balance Sheets,
            March 31, 2001 and December 31, 2000                    32

        -    Unaudited Condensed Statements of Operations,
             for the three months ended March 31, 2001, and
             2000, and for the period from the re-entering of
             development stage on January 1, 1998 through
             March 31, 2001                                         33

        -  Unaudited Statements of Comprehensive Income (Loss),
            for the three months ended March 31, 2001 and 2000
            and from the re-entering of development stage on
            January 1, 1998 through March  31, 2001                 34

        -    Unaudited Condensed Statements of Cash Flows,
            for the three months ended March 31, 2001, and
            2000, and for the period from the re-entering of
            development stage on January 1, 1998 through
            March 31, 2001                                          35

        -  Notes to Unaudited Condensed Financial Statements        36

                  INDEPENDENT AUDITORS' REPORT


Board of Directors
NEW HORIZON EDUCATION, INC.
Salt Lake City, Utah

We have audited the accompanying balance sheet of New Horizon Education, Inc. [A Development Stage Company] as of December 31, 2000, and the related statements of operations, comprehensive income (loss), stockholders' equity (deficit) and cash flows for the years ended December 31, 2000 and 1999 and for the period from the re-entering of the development stage on January 1, 1998 through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of New Horizon Education, Inc. [A Development Stage Company] as of December 31, 2000, and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999 and for the period from the re-entering of the development stage on January 1, 1998 through December 31, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 4 to the financial statements, the Company has incurred significant losses since its inception and has not yet been successful in establishing profitable operations. Further, the Company has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regards to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.


/s/ Pritchett, Siler & Hardy, P.C.

PRITCHETT, SILER & HARDY, P.C.

April 30, 2001, except for Note 9, as to which the date is August
3, 2001
Salt Lake City, Utah

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                          BALANCE SHEET

                             ASSETS

                                                      December 31,
                                                          2000
                                                    ______________
CURRENT ASSETS:
  Cash                                                 $    7,909
                                                    ______________
        Total Current Assets                                7,909
                                                    ______________
                                                       $    7,909
                                                    ______________


         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


CURRENT LIABILITIES
  Accounts payable                                     $   14,284
  Accrued expenses                                          4,404
                                                    ______________
        Total Current Liabilities                          18,688
                                                    ______________

STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, 100,000,000 shares
   authorized, no par value, 2,906,863
   shares issued and
   outstanding, respectively                            7,269,483
Contributed capital                                        53,519
  Retained (deficit)                                   (7,054,134)
  (Deficit) accumulated during
   development stage                                     (279,647)
                                                    ______________
        Total Stockholders' Equity Deficit                (10,779)
                                                    ______________
                                                       $    7,909
                                                    ______________


 The accompanying notes are an integral part of these financial statements.

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                    STATEMENTS OF OPERATIONS

                                                        Cumulative from
                                                       the Re-entering of
                                          For the       Development Stage
                                        Years Ended       on January 1,
                                        December 31,      1998 through
                                    _________________      December 31,
                                      2000         1999        2000
                                    ________     ________    __________

REVENUE                             $      -    $       -    $        -
                                    ________     ________    __________

EXPENSES:
 General and administrative          101,058       29,120       142,206
                                    ________     ________    __________
   Total Expenses                    101,058       29,120       142,206
                                    ________     ________    __________

LOSS BEFORE OTHER (EXPENSE)         (101,058)     (29,120)     (142,206)

OTHER (EXPENSE):
  Loss on sale of securities
    available for sale               (57,441)     (80,000)     (137,441)
                                    ________     ________     __________
LOSS BEFORE INCOME TAXES            (158,499)    (109,120)      (279,647)

CURRENT TAX EXPENSE                        -            -              -

DEFERRED TAX EXPENSE                       -            -              -
                                    ________     ________     __________
NET (LOSS)                         $(158,499)   $(109,120)   $  (279,647)
                                   _________    _________     __________

LOSS PER COMMON SHARE              $    (.09)   $    (.13)   $      (.25)
                                   _________    _________     ___________


 The accompanying notes are an integral part of these financial statements.

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

            STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                                  Cumulative from
                                                                 the Re-entering of
                                                  For the         Development Stage
                                                Years Ended         on January 1,
                                                December 31,        1998 through
                                             __________________      December 31,
                                            2000           1999          2000
                                          ________       ________     __________
NET INCOME (LOSS)                       $ (158,499)   $  (109,120)   $  (279,647)

OTHER COMPREHENSIVE INCOME:

  Unrealized holding (loss)
    arising during period                  (32,718)      (446,527)    (1,250,000)

  Plus: reclassification adjustment for
    losses included in net income           57,441         80,000        137,441


COMPREHENSIVE INCOME (LOSS)             $ (133,776)   $  (475,647)   $(1,392,206)

 The accompanying notes are an integral part of these financial statements.

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

           STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

        FROM THE RE-ENTERING OF THE DEVELOPMENT STAGE ON

            JANUARY 1, 1998 THROUGH DECEMBER 31, 2000

                                                                                                          Deficit
                                                                                                        Accumulated
                                                                                                          From the
                                                                                                       Re-entering of
                                                                                                       the Development
                                                                                                     Stage on January 1,
                                     Common Stock                                         Unrealized    1998 through
                                 ____________________      Contributed      Retained        Holding    December 31,
                                  Shares        Amount        Capital       (Deficit)     Gain/(Loss)       2000
                                 ________________________________________________________________________________
BALANCE, January 1, 1998         456,827    $ 7,192,049    $   53,519    $ (7,054,134)   $ 1,250,000    $       -

February 1998, shares issued
  at $.05 per share for debt
  relief                         110,000         5,500

June 1998, shares issued
  at $.05 per share for cash     200,000        10,000

June 1998, shares issued
  at $.05 per share for
  services rendered               30,000         1,500

Unrealized holding (loss) on
  marketable securities                                                                     (770,755)

Net income for the year
  ended December 31, 1998                                                                                 (12,028)

BALANCE, December 31, 1998       796,827     7,209,046        53,519         (7,054,134)     479,245      (12,028)

During 1999, shares issued
at $.05 per share for cash       231,552        11,578

Unrealized holding (loss) on
  marketable securities                                                                     (446,527)

Net (loss) for the year
  ended December 31, 1999                                                                                (109,120)

BALANCE, December 31, 1999     1,028,379     7,220,624         53,519        (7,054,134)      32,718     (121,148)

Unrealized holding (loss) on
  Marketable securities                                                                      (32,718)

February- July 2000, shares
  issued at $.05 per share
  for cash                       377,184        18,859

Net increase in shares issued
  due to rounding and purchasing
  of fractional shares in common
  stock split                      1,300

August 2000, shares issued at
  $.02 per share for cash      1,500,000        30,000                                                   (158,499)

Net (loss) for year ended
  December 31, 2000

BALANCE, December 31, 2000     2,906,863    $7,269,483    $   53,519     $   (7,054,134)   $        -   $(279,647)


  The accompanying notes are an integral part of this financial statement .

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                    STATEMENTS OF CASH FLOWS

                                                                                  Cumulative from
                                                                                  the Re-entering of
                                                                  For the        Development Stage
                                                                Years Ended          on January 1,
                                                                December 31,        1998 through
                                                            ___________________      December 31,
                                                             2000          1999           2000
Cash Flows From Operating Activities:
  Net loss                                               $  (158,499)  $  (109,120)   $ (279,647)
  Adjustments to reconcile net loss to
    net cash used by operating activities:
    Realized loss on sale of securities
      available for sale                                      57,441       80,000        137,441
    Stock issued for services                                      -            -          1,500
    Changes in assets and liabilities:
      (Increase) decrease in receivable - related party        1,770       (1,219)             -
      Increase (decrease) in payable - related party          (1,187)       1,187              -
      Increase in accounts payable                            14,284            -         14,284
      Increase in accrued expenses                               804        3,600          4,404
                                                          __________     ________       _________
        Net Cash (Used) by Operating Activities              (85,387)     (25,552)      (122,018)

Cash Flows From Investing Activities
  Proceeds from sale of securities available
    for sale                                                  38,314       20,000         58,314

        Net Cash Provided by Investing Activities             38,314       20,000         58,314

Cash Flows From Financing Activities:
  Proceeds from issuance of common stock                      48,859       11,578         70,437

        Net Cash Provided by Financing Activities             48,859       11,578         70,437

Net Increase (Decrease)  in Cash                               1,786        6,026          6,733

Cash at Beginning of the Year                                  6,123           98          1,176

Cash at End of the Year                                   $    7,909    $   6,123    $     7,909

                           [Continued]

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                    STATEMENTS OF CASH FLOWS

                           [CONTINUED]
                                                         Cumulative from
                                                        the Re-entering of
                                             For the     Development Stage
                                           Years Ended      on January 1,
                                           December 31,     1998 through
                                        __________________   December 31,
                                           2000     1999        2000
                                         ____________________________

Supplemental Disclosures of Cash Flow Information:

  Cash paid during the period for:
    Interest                             $    -   $     -    $      -
    Income taxes                         $    -   $     -    $       -

Supplemental Schedule of Noncash Investing and Financing
Activities:
  For the year ended December 31, 2000:
     During June 2000, in connection with a common stock split, the Company issued 3,036 shares for rounding and purchased fractional shares totaling 1,736 shares.

  For the year ended December 31, 1999:

     In 1999, the Company had unrealized holding losses of $446,527 relating to securities available for sales.


 The accompanying notes are an integral part of these financial statements.

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization - The Company was incorporated under the laws of the
  state  of  Utah  on  May  9,  1972  as  High-Line  Investment   &
  Development Company.

  On May 18, 1977 the Company changed its name to Gayle Industries, Inc. On January 11, 1978 the Company merged into Swing Bike. On December 19, 1979 the Company changed its name to Horizon Energy Corporation. On December 10, 1992 the Company changed its name to Millennium Entertainment Corp.

  In 1993, the Company changed its name to New Horizon Education, Inc. Also during 1993, the Company organized a wholly owned subsidiary with the sole purpose of merging with Ruff Network
  Marketing,  Inc.  the Subsidiary changed its name to New  Horizon
  Education, Inc. and began to network market computer software education programs.

  In 1995, the Company entered an agreement with Homequest, Inc., whereby the Company sold off all assets associated with its education software along with $100,000 to Homequest, Inc. in exchange for debt relief, notes receivable, and preferred stock of Homequest.

  At December 31, 1997, the Company entered into an agreement to sell its wholly owned subsidiary to Phoenix Ink, LLC, a company controlled by Howard J. Ruff. The agreement called for the Company to pay $5,500 toward taxes in exchange for debt relief and all the shares of the subsidiary. The Company is considered to have re-entered the development stage as of January 1, 1998. The Company currently has no on-going operations and is seeking potential business mergers and ventures.

  Investments - The Company accounts for investments in debt and equity securities in accordance with Statement of Financial
  Accounting Standards (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments in available-for-sale securities are carried at fair value. Unrealized gains and losses, net of the deferred tax effects, are included as a separate element of stockholders' equity.

  Comprehensive Income - The Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income."

  Development Stage - The Company is considered a development stage company as defined in SFAS no. 7. Since re-entering the development stage on January 1, 1998 the Company is primarily seeking potential business mergers and ventures.

  Loss  Per  Share  - The computation of loss per share  of  common stock is based on the weighted average number of shares outstanding during the periods presented, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" [See Note 6].

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

  Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

  Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

  Valuation of Stock Issued For Goods and Services - The Company values stock issued for goods and services at the current market price per share.

  Recently Enacted Accounting Standards - Statement of Financial Accounting Standards (SFAS) No. 136, "Transfers of Assets to a not for profit organization or charitable trust that raises or holds contributions for others", SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - deferral of the effective date of FASB Statement No. 133 (an amendment of FASB Statement No. 133)", SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - and Amendment of SFAS No. 133", SFAS No. 139, "Recission of SFAS No. 53 and Amendment to SFAS No 63, 89 and 21", and SFAS No. 140, "Accounting to Transfer and Servicing of Financial Assets and Extinguishment of Liabilities", were recently issued. SFAS No. 136, 137, 138, 139 and 140 have no current applicability to the Company or their effect on the financial statements would not have been significant.

  Restatement - In July 2000, the Company effected a 1 for 50 reverse stock split. The financial statements have been restated, for all periods presented, to reflect this stock split [See Note 7].

NOTE 2 - INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" which requires the liability approach for the effect of income taxes.

  The Company has available at December 31, 1999, unused operating loss carryforwards of approximately $7,200,000 and $7,100,000, respectively, which may be applied against future taxable income and which expire in various years through 2020. If certain substantial changes in the Company's ownership should occur, there will be an annual limitation on the amount of net operating loss carryforward which can be utilized. The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the tax effect of the loss carryforwards (approximately $2,250,000 and $2,410,000, respectively, at December 31, 2000 and 1999, therefore, no deferred tax asset has been recognized for the loss carryforwards. The change in the valuation allowance is equal to the tax effect of the current period's net loss (approximately $40,000 and $4,000 for December 31, 1999, respectively).

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS

NOTE 3 - RELATED PARTY TRANSACTIONS

  Management Compensation - For the years ended December 31, 2000 and 1999, the Company paid an officer $55,775 and $23,000, respectively.

  Related Party Receivables and Payables - At December 31, 1998, the Company had advanced $551 to another company related through common control. At December 31, 1999, the Company was owed $1,770 from an officer of the Company for payroll taxes paid by the Company on behalf of the officer. Also at December 31, 1999, the Company owed a total of $1,187 to other companies related through common control. These amounts were all received or paid in full during 2000.

  Office Space - Prior to October 1999, the Company did not have a need to rent office space. An officer of the Company allowed the Company to use his office as a mailing address, as needed, at no expense to the Company. Since October 1999, the Company has been paying $100 per month (on a month to month basis) to an unrelated party for office space. Total rents paid amounted to $1,200 and $300 for the years ended December 31, 2000 and 1999, respectively.

NOTE 4 - GOING CONCERN

  The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has no on-going operations and has incurred losses since its inception. Further, the Company has current liabilities in excess of assets and has no working capital to pay its expenses. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through sales of its common stock or through a possible business combination with another company. There is no assurance that the Company will be successful in raising this additional capital or achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

  On December 31, 1997, the Company sold its wholly-owed subsidiary by selling all shares of subsidiary stock. The agreement called for the Company to pay $5,500 in payroll taxes and for the subsidiary to be responsible for its remaining debt of approximately $180,000. Management believes that the Company is not liable for any existing liabilities related to its former subsidiary, but the possibility exists that creditors and others seeking relief from the former subsidiary may also include the Company in claims and suits pursuant to the parent-subsidiary relationship which previously existed between the Company and its former subsidiary. The Company is not currently named in nor is it aware of any such claims or suits against its former subsidiary. Management believes that the Company would be successful in defending against any such claims and believes that no material negative impact on the financial position of the Company would occur. Management further believes that with the passage of time the likelihood of any such claims being raised is becoming more remote. No amounts have been reflected or accrued in these financial statements for any contingent liability.

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS


NOTE 6 - EARNINGS (LOSS) PER SHARE

  The  following  data  show the amounts used in  computing  income
  (loss)  per  share  and  the effect on income  and  the  weighted average  number of shares of dilutive potential common stock  for the  years  ended December 31, 2000 and 1999 and for  the  period from  the  re-entering of development stage on  January  1,  1998 through December 31, 1999:
                                                           Cumulative from
                                                          the Re-entering of
                                           For the        Development Stage
                                         Years Ended         on January 1,
                                         December 31,        1998 through
                                   _______________________   December 31,
                                      2000          1999         2000
                                   ________________________________
(Loss) from continuing operations
 available to common stockholders
 (numerator)                       $  (158,499)  $ (109,120)  $ (279,647)
                                    ____________________________________
Weighted average number of
 common shares outstanding
 used in earnings per share
 during  the period (denominator)    1,858,758      828,335    1,122,490
                                  ________________________________

  Dilutive earnings per share was not presented, as the Company had no common equivalent shares for all periods presented that would effect the computation of diluted earnings (loss) per share.


NOTE 7 - STOCK TRANSACTIONS

  In August 2000, the Company issued 1,500,000 shares of common stock to Steve White, the Company's president, for cash in the amount of $30,000, or $.02 per share. This issuance resulted in a change in control of the Company.

  In July 2000, the Company purchased all shares from shareholders which held one share or less. The approximate number of shares purchased and cancelled were 1,666 post-split shares. The Company then effected a one for fifty reverse stock split and cancelled all shares from shareholders with less than one share. The approximate number of shares cancelled were 70 post-split shares. The Company then issued 3,036 shares for rounding of fractional shares to shareholders who held more than one post-split share. The net result is 1,300 shares of common stock being issued.

  From February through July 2000, the Company issued 377,184 shares of common stock as follows: 100,000 shares of common stock to 1st Zamora, Inc. for $5,000 for cash, or $.05 per share; 50,000 shares of common stock to LIBCO, Inc. for $2,500 for cash, or $.05 per share; 50,000 post-split shares of common stock to Ingrid F. Nemelka for cash in the amount of $2,500, or $.05 per share; 100,000 shares of common stock to David's Odyssey, LLC for $5,000 cash, or $.05 per share; 77,184 shares of common stock to Phoenix Ink, LLC for cash in the amount of $3,859, or $.05 per share.

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS


NOTE 7 - STOCK TRANSACTIONS [Continued]

  From September 1999 through December 1999, the Company issued 231,552 shares of common stock to Phoenix Ink, LLC for cash in the amount of $11,578, or $.05 per share.

  In June 1998, the Company issued 30,000 shares of common stock to Steve White for services rendered valued at $1,500, or $.05 per share.

  In June 1998, the Company issued 200,000 shares of common stock to R-Odyssey Ventures, Inc. for cash in the amount of $10,000, or $.05 per share.

  In February 1998 the Company issued 110,000 shares of common stock to Phoenix Ink, LLC for debt relief of $5,500, or $.05 per share.

NOTE 8 - MARKETABLE SECURITIES

  The Company entered into an agreement with Homequest, Inc. in August 1995. The Agreement stated that the Company was to sell Homequest exclusive rights to sell, distribute, license, and market products of the Company, for a total purchase price of $850,000. The $850,000 sales price was to be paid as follows:
  $100,000 cash, one million shares of convertible preferred stock of Homequest, Inc. at $.001 per share, $1,000 total; The assumption of $411,945 of notes payable; and the balance of $337,055 as a note receivable from Homequest, Inc.

  In March 1995, the Company purchased 100,000 shares of Homequest, Inc. common stock for $100,000. In November 1996, Homequest had a three for one forward stock split, bringing the total shares held for investment to 300,000 shares of common stock and three million preferred stock.

  During 1995 through 1997, Homequest, Inc. paid a total of $242,300 towards its note receivable with the Company.

  On December 31, 1997, Homequest, Inc. common stock had a price of $4.50 per share, bringing the carrying value of the 300,000 shares to $1,350,000 of which $1,250,000 was recorded as unrealized holding gain.

  New horizon Education, Inc. (NHE) was carrying the 3,000,000 shares of Homequest preferred stock at a basis of $1,000 and had a receivable balance of $94,755 on its note receivable from Homequest. In April 1998, NHE agreed to settle the receivable balance of $94,755 and return the 3,000,000 shares of preferred stock to Homequest for 200,000 shares of common stock of Homequest. The value of the 200,000 shares of common stock was negotiated to be $95,755, which was the carrying value of the preferred stock ($1,000) and the balance of the note receivable ($94,755).

  On December 31, 1998, Homequest, Inc. common stock had a price of $1.35 per share, bringing the carrying value of the 500,000 shares to $675,000.

  During 1999, the Company sold 300,000 shares of Homequest, Inc. common stock for $20,000. The Company carried these shares at cost of $100,000 and recognized a loss of $80,000 on the sale of these shares. This left the Company with 200,000 shares of Homequest common stock with a basis of $95,755.

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                  NOTES TO FINANCIAL STATEMENTS


NOTE 8 - MARKETABLE SECURITIES [Continued]

  In October 1999, Homequest, Inc. effected at 1 for 7.2 reverse split, bringing the balance of Homequest, Inc. common stock held for investment to 27,778 shares. At December 31, 1999 the Homequest, Inc. common stock had a market price of $4.63 per share for a total of $128,473 as the market value of these shares with a cost basis of $95,755 resulting in an unrealized holding gain of $32,718.

  During the year ended December 31, 2000, NHE sold the remaining 27,778 shares of common stock for $38,314, recognizing a loss of $57,441 from the cost basis of $95,755.

NOTE 9 - SUBSEQUENT EVENT

  On January 25, 2001, the Company entered into a stock subscription agreement with Jean Hullinger, a director of the Company. The agreement was originally for the sale of 7,500,000 shares of the Company's common stock for $15,000, or $.002 per share. However, on August 3, 2001 management renegotiated the agreement and determined that only 750,000 shares should have been issued for $15,000, or $.02 per share. Accordingly, the director has returned 6,750,000 shares for cancellation.

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

                    CONDENSED BALANCE SHEETS

                             ASSETS

                           [Unaudited]


                                                March 31,    December 31,
                                                  2001          2000
                                             ____________________________
CURRENT ASSETS:
  Cash                                        $        1,989 $       7,909
                                             ____________________________
        Total Current Assets                           1,989         7,909
                                             ____________________________
                                              $        1,989 $       7,909
                                             ______________________________


         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


CURRENT LIABILITIES:
   Accounts payable                           $       11,183  $     14,284
   Accrued expenses                                    4,404         4,404
                                              ____________________________
        Total Current Liabilities                     15,587        18,688
                                              ____________________________

STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, 100,000,000 shares
   authorized, $.no par value, 3,656,863 and
   2,906,863 shares issued and outstanding         7,284,483      7,269,483
  Contributed capital                                 53,519         53,519
  Retained earnings (deficit)                     (7,054,134)    (7,054,134)
  (Deficit) accumulated during development stage    (297,466)      (279,647)
                                               ____________________________
        Total Stockholders' Equity (Deficit)         (13,598)       (10,779)
                                               ____________________________
                                               $       1,989  $       7,909
                                               ____________________________



Note: The Balance Sheet of December 31, 2000, was taken from the audited financial statements at that date and condensed.


 The accompanying notes are an integral part of these unaudited condensed financial statements.

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

               CONDENSED STATEMENTS OF OPERATIONS

                           [Unaudited]

                                                         Cumulative from
                                                       the Re-entering of
                                       For the Three   Development Stage
                                       Months Ended       on January 1,
                                         March 31,        1998 through
                                     _________________      March 31,
                                       2001       2000         2001
                                    ________    ________     _________

REVENUE:                            $      -    $      -    $        -
                                    ________    ________     _________
EXPENSES:
 General and administrative           17,819      13,448       160,025
                                    ________    ________     _________
   Total Expenses                     17,819      13,448       160,025
                                    ________    ________     _________

LOSS FROM OPERATIONS                 (17,819)    (13,448)     (160,025)

OTHER (EXPENSE):
  Loss on sale of securities
    available for sale                     -           -      (137,441)
                                    ________    ________     _________
CURRENT INCOME TAXES                       -           -             -

DEFERRED INCOME TAXES                      -           -             -
                                    ________    ________    __________
NET LOSS                            (17,819)     (13,448)     (297,466)
                                   _________    ________    ___________

(LOSS) PER SHARE                   $   (.01)   $    (.01)   $     (.23)
                                   _________    ________    ___________

 The accompanying notes are an integral part of these unaudited condensed financial statements.

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

            STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                           [Unaudited]

                                                               Cumulative from
                                                              the Re-entering of
                                             For the Three    Development Stage
                                              Months Ended      on January 1,
                                                 March 31,       1998 through
                                            __________________      March 31,
                                            2001          2000         2001
                                          ________      ________      __________
NET INCOME (LOSS)                     $    (17,819)   $  (13,448)   $   (297,466)

OTHER COMPREHENSIVE INCOME:

  Unrealized holding (loss)
    marketable securities                        -             -      (1,250,000)

  Plus: reclassification adjustment for
    losses included in net income                -             -         137,441
                                          ________      ________      __________
COMPREHENSIVE INCOME (LOSS)             $  (17,819)   $  (13,448)   $ (1,410,025)
                                          ________      ________      __________

 The accompanying notes are an integral part of these unaudited financial statements.

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

               CONDENSED STATEMENTS OF CASH FLOWS

                           [Unaudited]

                                                                             Cumulative from
                                                                            the Re-entering of
                                                           For the Three    Development Stage
                                                           Months Ended       on January 1,
                                                            March 31,         1998 through
                                                       ___________________      March 31,
                                                        2001          2000         2001
                                                    _____________________________________
Cash Flows From Operating Activities:
  Net loss                                         $  (17,819)   $  (13,448)   $ (297,466)
  Adjustments to reconcile net loss to
    net cash used by operating activities:
    Non cash stock issued for services rendered             -             -         1,500
    Loss on sale of marketable securities                   -             -       137,441
    Changes in assets and liabilities
    Increase in accounts payable                       (3,101)            -        11,183
    Increase in accounts payable - related party            -         1,770             -
    Accrued expenses                                        -         1,006         4,404

        Net Cash (Used) by Operating Activities       (20,920)      (10,672)     (142,938)

Cash Flows From Investing Activities:
  Proceeds from sale of marketable securities                -            -        58,314

        Net Cash (Used) by Investing Activities              -            -        58,314

Cash Flows From Financing Activities:
    Proceeds from sale of common stock                  15,000       11,359        85,437

        Net Cash (Used) by Financing Activities         15,000       11,359        85,437

Net Increase (Decrease) in Cash                         (5,920)         687           813

Cash at Beginning of the Period                          7,909        6,123         1,176

Cash at End of the Period                           $    1,989    $   6,810    $    1,989


Supplemental Disclosures of Cash Flow Information:

  Cash paid during the period for:
    Interest                                        $       -     $       -    $        -
    Income taxes                                    $       -     $       -    $        -

Supplemental Schedule of Noncash Investing and Financing
Activities:
  For the three months ended March 31, 2001:
     None

  For the three months ended March 31, 2000:
    None
 The accompanying notes are an integral part of these unaudited condensed financial statements.

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

        NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization - The Company was incorporated under the laws of the
  state  of  Utah  on  May  9,  1972  as  High-Line  Investment   &
  Development Company.

  On May 18, 1977 the Company changed its name to Gayle Industries, Inc. On January 11, 1978 the Company merged into Swing Bike. On December 19, 1979 the Company changed its name to Horizon Energy Corporation. On December 10, 1992 the Company changed its name to Millennium Entertainment Corp.

  In 1993, the Company changed its name to New Horizon Education, Inc. Also during 1993, the Company organized a wholly owned subsidiary with the sole purpose of merging with Ruff Network
  Marketing,  Inc.  the Subsidiary changed its name to New  Horizon
  Education, Inc. and began to network market computer software education programs.

  In 1995, the Company entered an agreement with Homequest, Inc., whereby the Company sold off all assets associated with its education software along with $100,000 to Homequest, Inc. in exchange for debt relief, notes receivable, and preferred stock of Homequest.

  At December 31, 1997, the Company entered into an agreement to sell its wholly owned subsidiary to Phoenix Ink, LLC, a company controlled by Howard J. Ruff. The agreement called for the Company to pay $5,500 toward taxes in exchange for debt relief and all the shares of the subsidiary. The Company is considered to have re-entered the development stage as of January 1, 1998. The Company currently has no on-going operations and is seeking potential business mergers and ventures.

  Investments - The Company accounts for investments in debt and equity securities in accordance with Statement of Financial
  Accounting Standards (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments in available-for-sale securities are carried at fair value. Unrealized gains and losses, net of the deferred tax effects, are included as a separate element of stockholders' equity.

  Comprehensive Income - The Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income."

  Development Stage - The Company is considered a development stage company as defined in SFAS no. 7. Since re-entering the development stage on January 1, 1998 the Company is primarily seeking potential business mergers and ventures.


  Unaudited Financial Statements - The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2001 and for the periods then ended have been made.

  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 2000 audited financial statements. The results of operations for the periods ended March 31, 2001 are not necessarily indicative of the operating results for the full year.

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

        NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

  Loss  Per  Share  - The computation of loss per share  of  common stock is based on the weighted average number of shares outstanding during the periods presented, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" [See Note 6].

  Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

  Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

  Valuation of Stock Issued For Goods and Services - The Company values stock issued for goods and services at the current market price per share.

  Recently Enacted Accounting Standards - Statement of Financial Accounting Standards (SFAS) No. 136, "Transfers of Assets to a not for profit organization or charitable trust that raises or holds contributions for others", SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - deferral of the effective date of FASB Statement No. 133 (an amendment of FASB Statement No. 133)", SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - and Amendment of SFAS No. 133", SFAS No. 139, "Recission of SFAS No. 53 and Amendment to SFAS No. 63, 89 and 21", and SFAS No. 140, "Accounting to Transfer and Servicing of Financial Assets and Extinguishment of Liabilities", were recently issued. SFAS No. 136, 137, 138, 139 and 140 have no current applicability to the Company or their effect on the financial statements would not have been significant.

NOTE 2 - INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" which requires the liability approach for the effect of income taxes.

  The Company has available at March 31, 2001 and December 21, 2000, unused operating loss carryforwards of approximately $7,284,000 and $7,270,000, respectively, which may be applied against future taxable income and which expire in various years through 2021. If certain substantial changes in the Company's ownership should occur, there will be an annual limitation on the amount of net operating loss carryforward which can be utilized. The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the tax effect of the loss carryforwards (approximately $2,476,000 and $2,472,000, respectively, at March 31, 2001 and December 31, 2000, therefore, no deferred tax asset has been recognized for the loss carryforwards. The change in the valuation allowance is equal to the tax effect of the current period's net loss (approximately $4,000 and $53,618 for March 31, 2001 and December 31, 2000,
  respectively).

                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

        NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 3 - RELATED PARTY TRANSACTIONS

  Management Compensation - For the three months ended March 31, 2001 and 2000, the Company paid an officer $15,000 and $13,000, respectively.

  Office Space - Prior to October 1999, the Company did not have a need to rent office space. An officer of the Company allowed the Company to use his office as a mailing address, as needed, at no expense to the Company. Since October 1999, the Company has been paying $100 per month (on a month to month basis) to an unrelated party for office space. Total rents paid amounted to $300 and $300 for the three months ended March 31, 2001 and 2000, respectively.

NOTE 4 - GOING CONCERN

  The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has no on-going operations and has incurred losses since its inception. Further, the Company has current liabilities in excess of assets and has no working capital to pay its expenses. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through sales of its common stock or through a possible business combination with another company. There is no assurance that the Company will be successful in raising this additional capital or achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

  On December 31, 1997, the Company sold its wholly-owed subsidiary by selling all shares of subsidiary stock. The agreement called for the Company to pay $5,500 in payroll taxes and for the subsidiary to be responsible for its remaining debt of approximately $180,000. Management believes that the Company is not liable for any existing liabilities related to its former subsidiary, but the possibility exists that creditors and others seeking relief from the former subsidiary may also include the Company in claims and suits pursuant to the parent-subsidiary relationship which previously existed between the Company and its former subsidiary. The Company is not currently named in nor is it aware of any such claims or suits against its former subsidiary. Management believes that the Company would be successful in defending against any such claims and believes that no material negative impact on the financial position of the Company would occur. Management further believes that with the passage of time the likelihood of any such claims being raised is becoming more remote. No amounts have been reflected or accrued in these financial statements for any contingent liability.

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                   NEW HORIZON EDUCATION, INC.
                  [A Development Stage Company]

        NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 6 - EARNINGS (LOSS) PER SHARE

  The  following  data  show the amounts used in  computing  income
  (loss) per share and the effect on income and the weighted average number of shares of dilutive potential common stock for the three months ended March 31, 2001 and 2000 and for the period from the re-entering of development stage on January 1, 1998 through March 31, 2001:

                                                          Cumulative from
                                                         the Re-entering of
                                        For the Three    Development Stage
                                        Months Ended       on January 1,
                                          March 31,         1998 through
                                   _______________________     March 31,
                                      2001           2000        2001
                                   ______________________________________
(Loss) from continuing operations
 available to common stockholders
 (numerator)                      $  (17,819)   $  (13,448)  $   (297,466)
                                  _______________________________________
Weighted average number of
 common shares outstanding
 used in earnings per share
 during  the period (denominator)  3,165,196     1,092,921      1,277,502
                                   ______________________________________

  Dilutive earnings per share was not presented, as the Company had no common equivalent shares for all periods presented that would effect the computation of diluted earnings (loss) per share.

NOTE 7 - STOCK TRANSACTIONS

  On January 25, 2001, the Company entered into a stock subscription agreement with Jean Hullinger, a director of the Company. The agreement was originally for the sale of 7,500,000 shares of the Company's common stock for $15,000, or $.002 per share.
  However, on August 3, 2001, the Company renegotiated the stock transaction and both parties agree that only 750,000 shares should have been issued for $15,000 or $.02 per share.
  Accordingly, the director has returned 6,750,000 shares for cancellation. The financial statements have been restated to reflect the issuance of 750,000 shares as of January 25, 2001.


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